Exhibit 99.1

FOR IMMEDIATE RELEASE

Creative Realities Reports Fiscal 2024 Second Quarter Results

43% Year-over-Year Top Line Growth; Refinancing Complete

LOUISVILLE, KY – August 14, 2024 – Creative Realities, Inc. (“Creative Realities,” “CRI,” or the “Company”) (NASDAQ: CREX), a leading provider of digital signage and media solutions, today announced its financial results for the fiscal second quarter ended June 30, 2024.

Highlights:

●	Record second quarter revenue of $13.1 million, up 43% from $9.2 million in the prior-year period

●	Gross profit of $6.8 million for the three months ended June 30, 2024 versus $4.3 million in the second quarter of fiscal 2023

●	Adjusted EBITDA* of $1.5 million for the second quarter of 2024 versus $0.3 million in the prior-year period

●	Annual recurring revenue (“ARR”) of approximately $18.0 million at the end of the second quarter versus $17.7 million as of March 31, 2024

●

On May 28, Creative Realities completed the previously-announced agreement with First Merchants Bank (“FMB”) for a $22.1 million senior secured revolving credit facility (the “Revolver”) with a $5 million accordion feature; the Revolver was used to pay off all of the Company’s $13.6 million of existing indebtedness

“Second quarter results exceeded the first, as momentum and accelerating demand continue to drive us towards a solid finish for fiscal 2024,” said Rick Mills, Chief Executive Officer. “Revenue grew 43% year-over-year, reflecting positive trends across all parts of the business, and gross margins rose to 51.8% as we realized economies of scale and improved asset utilization. At the same time, our annual recurring revenue climbed to approximately $18.0 million at the end of the quarter – positioning us well to reach prior guidance – and the Company generated over $2 million of operating cash during the period.

“We also completed our previously-announced debt refinancing in May, consisting of a $22.1 million Revolver with a $5 million accordion, ending the quarter with $13.8 million in debt. We remain committed to a strategy of using operating cash flow to reduce overall indebtedness and strengthen the balance sheet, leading to reduced leverage and increased financial flexibility to explore strategic transactions. We’re well on our way to record performance this year, with the tools in place for even greater results – and increased shareholder value – heading into fiscal 2025 and beyond.”

*Adjusted EBITDA is a non-GAAP financial measure. A reconciliation is provided in the tables of this press release.

2024 Second Quarter Financial Results

Sales were $13.1 million for the fiscal 2024 second quarter, an increase of $3.9 million, or 43%, as compared to the same period in fiscal 2023. Hardware revenue was $5.0 million, versus $3.4 million in the prior-year period, while service revenue rose to $8.1 million from $5.8 million in fiscal 2023. Both areas of the business saw substantial growth year-over-year due to strong demand and higher installations.

Consolidated gross profit was $6.8 million for the fiscal 2024 second quarter versus $4.3 million in the prior-year period, and consolidated gross margin was 51.8% versus 46.7% in the fiscal 2023 second quarter. Gross margin on hardware revenue was 30.1% in fiscal 2024 as compared to 20.7% in the prior-year period, reflecting improved economies of scale. Gross margin on service amounted to 65.2%, versus 62.3% in the fiscal 2023 second quarter. The Company anticipates further margin expansion as revenue expands more quickly than the associated cost of deployment and support of those enhanced levels of revenue. Software subscription run-rates continued to rise, and the Company ended the quarter with record ARR of approximately $18.0 million on an annualized run rate.

Sales and marketing expenses in the second quarter rose to $1.7 million, versus $1.2 million in the prior-year period, reflecting enhanced investment in business development activities. Second quarter general and administrative expenses were $4.5 million, up from $3.8 in fiscal 2023, primarily reflecting increases in deployment personnel and the implementation of a new ERP system. The Company anticipates these costs to trend lower as it enters calendar 2025 and sunsets legacy applications for which activities have been or will be migrated to the new infrastructure and applications.

The Company posted operating income of approximately $0.6 million in the second quarter of fiscal 2024 compared to an operating loss of $0.7 million in fiscal 2023. CRI reported a net loss of $0.6 million, or $(0.06) per diluted share, in the quarter ended June 30, 2024 versus a net loss of $1.4 million, or $(0.19) per diluted share, in the prior-year period.

Adjusted EBITDA (defined later in this release) was $1.5 million in the second quarter of 2024 as compared to $0.3 million in the prior-year period.

Balance Sheet

As of June 30, 2024, the Company had cash on hand of approximately $4.1 million, versus $2.9 million at December 31, 2023. The Company had outstanding debt of approximately $13.8 million as of June 30, 2024 versus $15.1 million at the start of the fiscal year and, as of the date of this release, the Company’s net debt was approximately $9.8 million. Following the refinancing of its debt during the quarter, CRI continued to pay down its revolving credit facility with a focus to lower the Company’s leverage ratio. As of the end of the second quarter, the trailing twelve-month gross and net leverage ratios utilizing Adjusted EBTIDA were 2.25x and 1.58x, respectively, versus 2.97x and 2.40x at the beginning of 2024. Net debt is equal to the Company’s outstanding debt less cash on hand.

Conference Call Details

The Company will host a conference call to review the results of the second quarter 2024, and provide additional commentary about recent performance, today, August 14, at 9:00 am Eastern Time, which will include prepared remarks and materials from management, followed by a live Q&A. The call will be hosted by Rick Mills, Chief Executive Officer, and Will Logan, Chief Financial Officer.

Prior to the call, participants should register at https://bit.ly/CRIearnings2024Q2. Once registered, participants can use the weblink provided in the registration email to participate in the live webcast. An archived edition of the earnings conference call will also be posted on the Company’s website later today and will remain available for one year.

About Creative Realities, Inc.

Creative Realities designs, develops and deploys digital signage-based experiences for enterprise-level networks utilizing its Clarity™, ReflectView™, and iShowroom™ Content Management System (CMS) platforms. The Company is actively providing recurring SaaS and support services across diverse vertical markets, including but not limited to retail, automotive, digital-out-of-home (DOOH) advertising networks, convenience stores, foodservice/QSR, gaming, theater, and stadium venues. In addition, the Company assists clients in utilizing place-based digital media to achieve business objectives such as increased revenue, enhanced customer experiences, and improved productivity. This includes the design, deployment, and day to day management of Retail Media Networks to monetize on-premise foot traffic utilizing its AdLogic™ programmatic advertising platform.

Use of Non-GAAP Measures

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges. EBITDA and Adjusted EBITDA are not measures of performance defined in accordance with GAAP. However, EBITDA and Adjusted EBITDA are used internally in planning and evaluating the Company’s operating performance. Accordingly, management believes that disclosure of these metrics offers investors, bankers and other stakeholders an additional view of the Company’s operations that, when coupled with the GAAP results, provides a more complete understanding of the Company’s financial results. EBITDA and Adjusted EBITDA should not be considered as an alternative to net income/(loss) or to net cash used in operating activities as measures of operating results or liquidity. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies, and the measures exclude financial information that some may consider important in evaluating the Company’s performance. A reconciliation of GAAP net income/(loss) to EBITDA and Adjusted EBITDA is included in the accompanying financial schedules. For further information, please refer to Creative Realities, Inc.’s filings available online at www.sec.gov, including its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 21, 2024.

Cautionary Note on Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, and includes, among other things, discussions of our business strategies, product releases, future operations and capital resources. Words such as "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance, conditions or results. They are based on the opinions, estimates and beliefs of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties, assumptions and other factors, many of which are outside of our control, that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Some of these risks are discussed in the “Risk Factors” section contained in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2023, as amended, and the Company’s subsequent filings with the U.S. Securities and Exchange Commission. Important factors, among others, that may affect actual results or outcomes include: our ability to consummate the refinancing arrangement; our strategy for customer retention, growth, product development, market position, financial results and reserves, our ability to execute on our business plan, our ability to retain key personnel, our ability to remain listed on the Nasdaq Capital Market, our ability to realize the revenues included in our future guidance and backlog reports, our ability to satisfy our upcoming debt obligations, contingent liabilities and other liabilities, the ability of the Company to continue as a going concern, potential litigation, supply chain shortages, and general economic and market conditions impacting demand for our products and services. Readers should not place undue reliance upon any forward-looking statements. We assume no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact

Breanne Ngo

bngo@ideagrove.com

Investor Relations:

Chris Witty

cwitty@darrowir.com

646-438-9385

ir@cri.com

https://investors.cri.com/

CREATIVE REALITIES, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	June 30,	December 31,
	2024	2023
	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$4,086	$2,910
Accounts receivable, net	9,491	12,468
Inventories, net	2,995	2,567
Prepaid expenses and other current assets	964	665
Total Current Assets	$17,536	$18,610
Property and equipment, net	418	499
Goodwill	26,453	26,453
Other intangible assets, net	23,745	24,062
Operating lease right-of-use assets	1,009	1,041
Other non-current assets	393	112
Total Assets	$69,554	$70,777

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$5,205	$7,876
Accrued expenses and other current liabilities	4,345	3,761
Deferred revenues	2,946	1,132
Customer deposits	3,585	3,233
Current maturities of operating leases	449	505
Short-term portion of related party term debt	-	3,690
Short-term portion of contingent consideration, at fair value	10,196	-
Total Current Liabilities	26,726	20,197
Revolving credit facility	13,819	-
Long-term related party term debt	-	9,829
Long-term obligations under operating leases	585	536
Long-term contingent consideration, at fair value	-	11,208
Other non-current liabilities	187	176
Total Liabilities	41,317	41,946

Shareholders' Equity
Common stock, $0.01 par value, 66,666 shares authorized; 10,447 and 10,409 shares issued and outstanding, respectively	104	104
Additional paid-in capital	82,203	82,073
Accumulated deficit	(54,070)	(53,346)
Total Shareholders’ Equity	28,237	28,831
Total Liabilities and Shareholders' Equity	$69,554	$70,777

CREATIVE REALITIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Sales
Hardware	$5,024	$3,437	$9,168	$7,759
Services and other	8,091	5,759	16,232	11,381
Total sales	13,115	9,196	25,400	19,140
Cost of sales
Hardware	3,510	2,724	6,703	5,930
Services and other	2,817	2,174	6,145	3,823
Total cost of sales	6,327	4,898	12,848	9,753
Gross profit	6,788	4,298	12,552	9,387
Operating expenses:
Sales and marketing expenses	1,665	1,229	3,130	2,365
General and administrative expenses	4,531	3,769	8,906	7,812
Total operating expenses	6,196	4,998	12,036	10,177
Operating income (loss)	592	(700)	516	(790)

Other expenses (income):
Interest expense, including amortization of debt discount	513	787	1,176	1,590
Change in fair value of contingent consideration	(408)	16	(1,012)	92
Loss on debt extinguishment	1,059	-	1,059	-
Other expense (income)	18	(123)	(17)	(135)
Total other expenses (income)	1,182	680	1,206	1,547
Net loss before income taxes	(590)	(1,380)	(690)	(2,337)
Provision for income taxes	(25)	(45)	(34)	(88)
Net loss	$(615)	$(1,425)	$(724)	$(2,425)
Basic loss per common share	$(0.06)	$(0.19)	$(0.07)	$(0.33)
Diluted loss per common share	$(0.06)	$(0.19)	$(0.07)	$(0.33)
Weighted average shares outstanding - basic	10,447	7,406	10,434	7,379
Weighted average shares outstanding - diluted	10,447	7,406	10,434	7,379

CREATIVE REALITIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except share per share amounts)

	Six Months Ended
	June 30,
	2024	2023
Operating Activities:
Net loss	$(724)	$(2,425)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	1,769	1,576
Amortization of debt discount	569	714
Amortization of stock-based compensation	6	493
Amortization of deferred financing costs	12	-
Loss on extinguishment of debt	1,059	-
Bad debt expense	130	309
Provision for inventory reserve	(49)	127
(Gain) loss on change in fair value of contingent consideration	(1,012)	92
Deferred income taxes	23	46
Changes to operating assets and liabilities:
Accounts receivable	2,847	1,458
Inventories, net	(379)	992
Prepaid expenses and other current assets	(299)	1,035
Accounts payable	(2,630)	(585)
Accrued expenses and other current liabilities	705	(559)
Deferred revenue	1,814	1,604
Customer deposits	352	1,507
Other, net	13	(40)
Net cash provided by operating activities	4,206	6,344
Investing activities
Purchases of property and equipment	(8)	(219)
Capitalization of labor for software development	(1,487)	(1,984)
Net cash used in investing activities	(1,495)	(2,203)
Financing activities
Proceeds from borrowings under revolving credit facility	13,860	-
Repayment of borrowings under revolving credit facility	(41)	-
Payment of deferred financing costs	(186)	-
Repayment of term debt	(15,147)	(2,504)
Principal payments on finance leases	(21)	(6)
Net cash used in financing activities	(1,535)	(2,510)
Increase in Cash and Cash Equivalents	1,176	1,631
Cash and Cash Equivalents, beginning of period	2,910	1,633
Cash and Cash Equivalents, end of period	$4,086	$3,264

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(in thousands, unaudited)

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges.

EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as a substitute for net income (loss), operating income (loss) or any other performance measure derived in accordance with United States generally accepted accounting principles (“GAAP”) or as an alternative to net cash provided by operating activities as a measure of CRI’s profitability or liquidity. CRI’s management believes EBITDA and Adjusted EBITDA are useful financial metrics because they allow external users of CRI’s financial statements, such as industry analysts, investors, lenders and rating agencies, to more effectively evaluate CRI’s operating performance, compare the results of its operations from period to period and against CRI’s peers without regard to CRI’s financing methods, hedging positions or capital structure and because it highlights trends in CRI’s business that may not otherwise be apparent when relying solely on GAAP measures. CRI also presents EBITDA and Adjusted EBITDA because it believes EBITDA and Adjusted EBITDA are important supplemental measures of its performance that are frequently used by others in evaluating companies in its industry. Because EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income (loss) and may vary among companies, the EBITDA and Adjusted EBITDA CRI presents may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from net loss, CRI’s most directly comparable financial measure calculated and presented in accordance with GAAP.

	Quarters Ended
	June 30	March 31	December 31	September 30	June 30
Quarters ended	2024	2024	2023	2023	2023
GAAP net (loss) income	$(615)	$(109)	$1,419	$(1,931)	$(1,425)
Interest expense:
Amortization of debt discount	209	360	366	363	358
Other interest, net	304	303	302	371	429
Depreciation/amortization:
Amortization of intangible assets	878	790	781	766	754
Amortization of employee share-based awards	3	3	4	3	151
Depreciation of property & equipment	52	49	48	50	43
Income tax (benefit) expense	25	9	10	(15)	45
EBITDA	$856	$1,405	$2,930	$(393)	$355
Adjustments
Loss (Gain) on fair value of contingent consideration	(408)	(604)	(42)	1,369	16
Loss on debt extinguishment	1,059	-	-	-	-
Stock-based compensation – Director grants	-	-	21	43	43
Other (income) expense	18	(35)	(79)	3	(123)
Adjusted EBITDA	$1,525	$766	$2,830	1,022	$291